UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting and record date, dated June 18, 2014
99.2	Notice of Meeting and record date (amended), dated June 19, 2014
99.3	Voting Instruction Form - Annual and Special Meeting to be held on August 12, 2014
99.4	Financial Statements Request Form
99.5	Notice of Annual and Special Meeting of Shareholders, dated July 10, 2014
99.6	Management Information Circular, dated July 10, 2014
99.7	Form of Proxy - Annual and Special Meeting to be held on August 12, 2014
99.8	Officer's Certificate, dated July 14, 2014
99.9	News Release “Adira Energy Announces Private Placement Financing and Provides Corporate Update”, dated July 14, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: July 15, 2014

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development